
ITEM 1 - ORGANIZATION CHART

NAME OF                             ENERGY OR                                         PERCENTAGE OF
REPORTING                           GAS RELATED       DATE OF         STATE OF        VOTING           NATURE OF
COMPANY                             COMPANY           ORGANIZATION    ORGANIZATION    SECURITIES HELD  BUSINESS
EUA Compression Services Inc.       Energy Related    5/23/97         Massachusetts   100             electro-
                                                                                                      technologies
AllQuest Compressor Services,
L.L.C.                              Energy Related    5/23/97         Delaware        9.9             electro-
                                                                                                      technologies




ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
($ in 000's)


COMPANY         TYPE OF     PRINCIPAL                         PERSON TO        COLLATERAL    CONSIDERATION
ISSUING         SECURITY    AMOUNT OF   ISSUE OR   COST OF    WHOM SECURITY    GIVEN WITH    RECEIVED FOR
SECURITY        ISSUED      SECURITY    RENEWAL    CAPITAL    WAS ISSUED       SECURITY      EACH SECURITY
EUA Energy     short term   276         issue      6.55%      EUA Compression
Investment     notes                                          Services


                                                         AMOUNT OF
COMPANY                            COMPANY               CAPITAL
CONTRIBUTING                       RECEIVING             CONTRIBUTION
CAPITAL                            CAPITAL                 (000's)
None.

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies.


REPORTING     ASSOCIATE
COMPANY       COMPANY         TYPES OF    DIRECT    INDIRECT             TOTAL
RENDERING     RECEIVING       SERVICES    COSTS     COSTS      COST OF   AMOUNT
SERVICES      SERVICES        RENDERED    CHARGED   CHARGED    CAPITAL   BILLED

None.

Part II - Transactions performed by associate companies on behalf of reporting companies.

REPORTING     ASSOCIATE
COMPANY       COMPANY          TYPE OF   DIRECT   INDIRECT            TOTAL
RENDERING     RECEIVING        SERVICES   COSTS    COSTS    COST OF   AMOUNT
SERVICES      SERVICES         RENDERED  CHARGED  CHARGED   CAPITAL   BILLED

EUA Service   EUA Compression  labor      $201                         $201
Corporation   Services, Inc.


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
($ IN 000'S)


INVESTMENTS IN ENERGY-RELATED COMPANIES:

TOTAL CONSOLIDATED CAPITALIZATION AS OF 12/31/97     740,781     (line 1)
TOTAL CAPITALIZATION AS MULTIPLIED BY 15%            111,117     (line 2)
(line 1 multiplied by 0.15)

GREATER OF $50 MILLION OR line 2                         111,117 (line 3)

TOTAL CURRENT AGGREGATE INVESTMENT:
EUA Compression Services Inc. (Electrotechnologies)          276

TOTAL CURRENT AGGREGATE INVESTMENT                           276 (line 4)

DIFFERENCE BETWEEN THE GREATER OF $50 MILLION
OR 15% OF CAPITALIZATION AND THE TOTAL
AGGREGATE INVESTMENT OF THE REGISTERED
HOLDING COMPANY SYSTEM (line 3 less line 4)              110,841 (line 5)

ITEM 5 -  OTHER INVESTMENTS

MAJOR LINE OF       OTHER INV.       OTHER INV        REASON FOR
ENERGY-RELATED      IN LAST          IN THIS          DIFFERENCE IN
BUSINESS            U-9C-3 REPORT    U-9C-3 REPORT    OTHER INV.

None.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

EUA Compression Services, Inc.
Balance Sheet
(In thousands)
December 31, 1997
(unaudited)

             ASSETS

Non-Utility Property:
 Investments in Subsidiary Companies     $205
 Other Investments & Notes Recievable      18
    Total Non-utility Property            223

Current Assets
 Accounts Recievable - Other               33
    Total Currents Assets                  33

Total Assets                             $256

             LIABILITIES

Unapprop. Retained Earnings              $(61)
    Total Capitalization                  (61)

Current Liabilities
 Notes Payable                            276
 Accounts Payable                          32
 Interest Accrued                           9
    Total Current Liabilities             317

Total Liabilities                        $256



EUA Compression Services, Inc.
Income Statement
(In thousands)
For the quarter and year-to-date periods ended December 31, 1997
(unaudited)
                          3 Months Ended      Year to date
                        December 31, 1997   December 31, 1997
Operations expense               1                  12
Depreciation and amortization                        1
    Total operating expense      1                  13
Operating Income                (1)                (13)
Other Income & Deductions      (43)                (39)
Income before Interest Charges (44)                (52)
Interest Charges                 9                   9
Net Income                     (53)                (61)




Allquest Compressor Services, L.L.C.
Balance Sheet
(In thousands)
December 31, 1997
(unaudited)

             ASSETS

Current Assets
 Accounts Recievable - Other               28
    Total Currents Assets                  28
Total Assets                              $28

             LIABILITIES
Paid in Capital                           158
Unapprop. Retained Earnings             $(138)
    Total Capitalization                   20

Current Liabilities
 Notes Payable                              8
    Total Current Liabilities               8

Total Liabilities                         $28


Allquest Compressor Services, L.L.C.
Income Statement
(In thousands)
For the quarter and year-to-date periods ended December 31, 1997
(unaudited)
                             3 Months Ended      Year to date
                           December 31, 1997    December 31, 1997
Operating Revenue                  24                    47
Selling, Gen. & Admin. Expense     76                   185
Net Income                        (52)                 (138)




B. Exhibits

1. Certificate of Notification

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.

---------------------------------------------
             In the Matter of               :
                                            :
EASTERN UTILITIES ASSOCIATES (EUA)          :
                                            :
BOSTON, MA                                  :       Certificate of
                                            :       Notification
                                            :       Pursuant to
                                            :       Form U-9C-3
                                            :
                                            :
(Public Utility Holding Company Act of 1935):
---------------------------------------------
     In accordance with the terms and conditions of Rule 58 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated February 14, 1997 Release No. 35-26667 (the "Order"), the undersigned hereby encloses herewith for filing pursuant to the above-referenced Order for the period ended December 31, 1997. A copy of this filing has been sent to:

            Massachusetts Public Utilities Commission
            100 Cambridge Street
            Boston, MA  02202

            and

            Rhode Island Public Utilities Commission
            100 Orange Street
            Providence, RI  02903

                                     Very truly yours,


                                     EASTERN UTILITIES ASSOCIATES

                                     By: /s/ Clifford J. Hebert, Jr.
                                             Clifford J. Hebert, Jr.
                                             Treasurer



Date:  March 27, 1998